Michael S. Caccese

D: 617.261.3133

F: 617.261.3175

michael.caccese@klgates.com

July 31, 2012

VIA EMAIL

Mary A. Cole, Esquire

Securities and Exchange Commission (the “SEC”)

100 F Street, N.E.

Washington, DC 20549

Re:    Man Long Short Fund, File Nos. 333-167629; 811-22430

Dear Ms. Cole:

We have discussed with you the SEC Staff’s comments on Post-Effective Amendment No. 2 to the registration statement, filed on Form N-2 on June 20, 2012 (the “Amendment”) for Man Long Short Fund (the “Fund”). The Staff’s comments were received orally on July 25, 2012. We respectfully submit this supplemental response letter on behalf of the Fund.

We believe that the disclosure changes proposed and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.

Defined terms have the same meanings as used by the Fund in the Amendment.

Prospectus

Comment: Appendix (Adviser’s Past Performance), Pages A-1 and A-2

1.	Please confirm whether sales charges are taken into account in the calculation of the Long Short Equity Global Portfolio’s net performance.

Response:

Sales charges are not netted from the Long Short Equity Global Portfolio’s net performance, as such sales charges are front-end sales loads, which will vary from 0% to 3% for Broker Class shares, and would be netted from an investors’ subscription amount prior to investment in the Fund. Advisor Class shares are not subject to any sales charge.

We will clarify in the Appendix disclosure that any applicable sales charges have not been netted out from the Fund’s net performance.

2.	Please confirm whether the performance was calculated in the accordance with the standard SEC method of calculation and, if not, please disclose that fact and further disclose any differences between the method used and the standard SEC methodology.

Response: The performance was calculated in accordance with the standard SEC method of calculation.

Thank you for your attention to these matters. If you have any questions, please contact the undersigned at (617) 261-3133, Clair Pagnano at (617) 261-3246 or Trayne Wheeler at (617) 951-9068.

Sincerely,

/s/ Michael S. Caccese

Michael Caccese